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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


Pennsylvania Real Estate Investment Trust
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             (Exact Name of Registrant as Specified in Its Charter)

Pennsylvania                                                      23-6216339
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State of Incorporation or Organization                       (I.R.S. Employer
                                                            Identification no.)

The Bellevue, 200 S. Broad St., Philadelphia, Pennsylvania            19102
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         (Address of Principal Executive Offices)                  (Zip Code)

If this form relates to the             If this form relates to the registration
registration of a class of securities   of a class of securities
pursuant to  Section 12(b) of the       pursuant to Section 12(g) of the
Exchange Act and is effective           Exchange Act and is effective
pursuant to General Instruction         pursuant to General Instruction
A.(c), please check the following box.  A.(d), please check the following box.
|X|                                     |_|

Securities Act registration statement file number to which this form relates:___________
      (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class                         Name of Each Exchange on Which
 to be so Registered                         Each Class is to be Registered
 -------------------                         ------------------------------

Rights to Purchase Shares of Beneficial Interest        New York Stock Exchange
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Securities to be registered pursuant to Section 12(g) of the Act:

None.
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                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered.

         On April 29, 1999, the Board of Trustees of Pennsylvania Real Estate Investment Trust (the "Registrant") declared a distribution of one share purchase right (a "Right") for each outstanding share of Beneficial Interest, $1.00 par value per share, of the Registrant (the "Shares"). The distribution is payable as of May 14, 1999 to shareholders of record on that date. Each Right entitles the registered holder thereof to purchase from the Registrant one Share at a price of $70.00 (the "Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement, dated as of April 30, 1999, as the same may be amended from time to time (the "Rights Agreement"), between the Registrant and American Stock Transfer and Trust Company, as rights agent (the "Rights Agent").

         Initially the Rights will not be exercisable, certificates will not be sent to shareholders, and the Rights will automatically trade with the Shares.

         The Rights, unless earlier redeemed or exchanged by the Board of Trustees, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), with certain exceptions set forth below, has acquired beneficial ownership or voting control of 15% or more of the outstanding voting shares of the Registrant, and (ii) the tenth business day (or such later date as may be determined by the Board of Trustees prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or public announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the acquisition of beneficial ownership or voting control of 15% or more of the Registrant's outstanding voting shares (even if no shares are actually acquired pursuant to such offer).

         Prior to the Distribution Date, the Rights would not be exercisable, would not be represented by a separate certificate, and would not be transferable apart from the Shares, but will instead be evidenced, with respect to any of the Share certificates outstanding as of May 14, 1999, by such Share certificate itself together with a copy of the Summary of Rights attached as Exhibit A to the Rights Agreement. An Acquiring Person does not include (A) the Registrant, (B) any Subsidiary of the Registrant (as that term is defined in the Rights Agreement), (C) any employee benefit plan or employee stock plan of the Registrant or of any Subsidiary of the Registrant, or any trust or other entity organized, appointed, established or holding Shares for or pursuant to the terms of any such plan, and (D) any person or group of affiliated or associated persons whose beneficial ownership or voting control of 15% or more of the outstanding voting shares of the Registrant results solely from (i) any action or transaction or transactions approved by the members of the Board of Trustees who are neither affiliates nor associates of such person, or officers of the Registrant, before such person or group became an Acquiring Person, or (ii) a reduction in the number of outstanding voting shares of the Registrant pursuant to a transaction or transactions approved by the Board of Trustees (provided that any such person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% of the Registrant's outstanding voting

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shares unless such  acquisition  of additional  voting shares will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii)).

         Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Share certificates issued after May 14, 1999 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any Share certificates outstanding as of May 14, 1999, with or without a copy of the Summary of Rights attached, also will constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

         The Rights will expire at the close of business on March 31, 2009, unless earlier redeemed or exchanged by the Registrant as described below. The number of Shares issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a Share dividend on, or a subdivision or combination of, the Shares. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Shares.

         Unless the Rights are earlier redeemed or exchanged, in the event that a person or group of affiliated or associated persons become an Acquiring Person, the Rights Agreement provides that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of Shares having a market value at the time of the transaction equal to two times the Exercise Price.

         In addition, unless the Rights are earlier redeemed or exchanged, in the event that, after the time that a person or group of affiliated or associated persons becomes an Acquiring Person, the Registrant were to be acquired in a merger or other business combination (in which any Shares are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Registrant and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose rights will thereupon become null and void), will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring entity having a market value at the time of such transaction equal to two times the Exercise Price.

         The Rights Agreement provides that, notwithstanding any provision of the Rights Agreement to the contrary, no Right will be exercisable for a number of Shares that would cause the ownership limit set forth in the Registrant's Amended and Restated Trust Agreement (or any amendment or successor document thereto) to be exceeded.

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         At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the Registrant's outstanding voting shares, the Board of Trustees may exchange the Rights (other than Rights owned by the Acquiring Person which will have become null and void), in whole or in part, at an exchange ratio of one Share per Right (subject to adjustment).

         Fractions of Shares which would otherwise be issued upon exercise or redemption of the Rights may, at the election of the Registrant, be evidenced by depositary receipts. The Rights Agreement also provides that the Registrant may pay cash in lieu of fractional Shares.

         At any time on or prior to the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (or such later date as may be authorized by the Board of Trustees), the Registrant may redeem the Rights in whole, but not in part, at a price of $.001 per Right ("Redemption Price"), payable at the election of the Registrant in cash or Shares. Following the effective time of the action of the Board of Trustees authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

         For as long as the Rights are then redeemable, the Registrant may, except with respect to the Redemption Price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Registrant may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

         Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

         As of April 30, 1999, there were 13,314,223 Shares issued and outstanding, 1,044,375 Shares underlying outstanding stock options, 452,000 Shares underlying stock options reserved for issuance pursuant to a stock option plan and the Registrant's 1999 Equity Incentive Plan, 1,300,000 Shares reserved for issuance pursuant to the Registrant's Distribution Reinvestment and Share Purchase Plan and 1,152,540 Shares issuable, at the election of the Registrant, upon redemption of Limited Partner Interests in PREIT Associates, L.P., a Delaware limited partnership of which the Registrant is the sole general partner and in which the Registrant holds an approximately 92% interest.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group of affiliated or associated persons that attempts to acquire the Registrant on terms not approved by the Board of Trustees. The Rights should not interfere with any merger or other business combination approved by the Board of Trustees since they may be redeemed by the Registrant at $.001 per Right at any time until the close of business on the tenth day (or such later date as described above) after a person or group has obtained beneficial ownership or voting control of 15% or more of the voting shares.


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         The form of Rights Agreement between the Registrant and American Stock
Transfer and Trust Company, as rights agent, specifying the terms of the Rights, which includes as Exhibit A the form of Summary of Rights to Purchase Shares of Beneficial Interest and as Exhibit B the form of Right Certificate is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified by reference to such exhibit.

Item 2.  Exhibits.

1. Rights Agreement dated as of April 30, 1999 between Pennsylvania Real Estate Investment Trust and American Stock Transfer and Trust Company, as Rights Agent. The Rights Agreement includes as Exhibit A the form of Summary of Rights to Purchase Shares of Beneficial Interest and as Exhibit B the form of Right Certificate.





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                                    SIGNATURE
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         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     PENNSYLVANIA REAL ESTATE
                                     INVESTMENT TRUST



Date:  April 30, 1999                By: /s/ Jonathan B. Weller
                                         -------------------------------------
                                         Jonathan B. Weller
                                         President and Chief Operating Officer





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                                  EXHIBIT INDEX


Exhibit No.                        Description
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1.                                 Rights Agreement dated as of April 30, 1999
                                   between Pennsylvania Real Estate Trust and
                                   American Stock Transfer and Trust Company, as
                                   Rights Agent. The Rights Agreement includes as Exhibit A the form of Summary of Rights to Purchase Shares of Beneficial Interest and as
                                   Exhibit B the form of Right Certificate.





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